

**Benjamin Sawyer**
Head of Corporate Actions

New York Stock Exchange
11 Wall Street, 14<sup>th</sup> Floor
New York, NY  10005

May 21, 2018


Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549


To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the 3.125% Notes due 2021, Floating Rate Notes due 2021 of GlaxoSmithKline Capital plc. guaranteed by GlaxoSmithKline plc under the Exchange Act of 1934.


Sincerely,